Exhibit 99.3

NICE Named Overall Leader in Technology Excellence and Customer Impact in
2023 SPARK Matrix™ Speech Analytics Report

NICE recognized for Enlighten AI, the market-leading CX purpose-built AI delivering accurate predictions, decisions, and actions for key use cases

Hoboken, N.J., September 19, 2023 – NICE (Nasdaq: NICE) announced today that it has been recognized as the overall leader by Quadrant Knowledge Solutions in the 2023 SPARK Matrix for Speech Analytics report. The Quadrant Knowledge Solutions report, which provides market insights, competitive evaluation, and rankings for 17 vendors, rated NICE the overall leader for both customer impact and technology excellence. The report acknowledged NICE CX Analytics’ key differentiators including “enhanced AI capabilities that provide specific predictions, decisions, and actions for a variety of relevant use cases.”  NICE CX Analytics is a native part of the CXone open cloud platform, which uncovers valuable insights about customer behavior, intent, and effort with its advanced capabilities that help organizations deliver superior customer service. For a complimentary copy of the report, click here.

Acknowledging NICE’s leadership, the Quadrant Knowledge Solutions report cited “NICE is also the interaction analytics (IA) market leader that offers expertise with a diverse, global customer base across all industries for improving customer satisfaction, optimizing efficiencies, increasing sales effectiveness, demonstrating compliance, and more.”

“Enlighten AI, a suite of purpose-built AI for CX solutions, powers the complete Customer Experience Interaction (CXi) platform for the entire journey from the digital entry points, journey orchestration, and smart self-service to the empowered agents, and complete performance,” states Ganesh Reddy Bonthu, Analyst at Quadrant Knowledge Solutions. “NICE’s CX analytics provides a deep analysis of contact center data integrated across the entire cloud platform so that businesses can make informed decisions to maintain relevance, stay ahead of the curve, and future proof their success," Ganesh added.

“This recognition underscores the depth of NICE’s expertise in Analytics, honed over 20 years and mastered by analyzing billions of interactions,” said Barry Cooper, President, CX Division, NICE. “We’re delighted to see this SPARK Matrix report acknowledge our rich expertise and relentless innovation levering data and AI to deliver exceptional customer experience.”

The 2023 SPARK Matrix™ for Speech Analytics report also referred to NICE’s geographical leadership, citing “NICE has a commanding presence over the American region, followed by the European Union, the Middle East, and Africa. It also has a significant presence in the Asia Pacific region.” The report also noted NICE “caters to a variety of use cases, which include customer sentiment, agent soft-skills behaviors (for CSAT), sales effectiveness, complaint management, fraud detection, churn prediction, vulnerable customers (UK), and automated agent summaries.”

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm, which mainly focuses on helping clients and allows them to achieve business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.